Exhibit 99.2

THOMSON REUTERS CORPORATION
CONSOLIDATED INCOME STATEMENT
(unaudited)

		Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars, except per share amounts)	Notes	2011	2010	2011	2010
Revenues		3,447	3,216	6,777	6,356
Operating expenses	5	(2,478)	(2,377)	(5,030)	(4,789)
Depreciation		(110)	(105)	(217)	(243)
Amortization of computer software		(162)	(133)	(326)	(274)
Amortization of other identifiable intangible assets		(150)	(132)	(294)	(261)
Other operating gains (losses), net	6	286	(34)	319	(33)
Operating profit		833	435	1,229	756
Finance costs, net:
Net interest expense	7	(98)	(95)	(199)	(188)
Other finance income (costs)	7	9	39	16	(24)
Income before tax and equity method investees		744	379	1,046	544
Share of post tax earnings in equity method investees		2	3	7	3
Tax expense	8	(174)	(79)	(226)	(110)
Earnings from continuing operations		572	303	827	437
(Losses) earnings from discontinued operations, net of tax		-	(6)	2	(6)
Net earnings		572	297	829	431
Earnings attributable to:
Common shareholders		563	290	813	417
Non-controlling interests		9	7	16	14

Earnings per share:	9
Basic and diluted earnings per share:
From continuing operations		$0.67	$0.36	$0.97	$0.51
From discontinued operations		-	(0.01)	-	(0.01)
Basic and diluted earnings per share		$0.67	$0.35	$0.97	$0.50

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(unaudited)

		Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	Notes	2011	2010	2011	2010
Net earnings		572	297	829	431
Other comprehensive income (loss):
Net gain (loss) on cash flow hedges		34	(110)	84	(72)
Net (gain) loss on cash flow hedges transferred to earnings	7	(21)	81	(76)	24
Foreign currency translation adjustments to equity		192	(291)	408	(622)
Foreign currency translation adjustments to earnings		1	(2)	2	(8)
Net actuarial losses on defined benefit pension plans, net of tax(1)		(22)	(270)	(3)	(273)
Other comprehensive income (loss)		184	(592)	415	(951)
Total comprehensive income (loss)		756	(295)	1,244	(520)

Comprehensive income (loss) for the period attributable to:
Common shareholders		747	(302)	1,228	(534)
Non-controlling interests		9	7	16	14

(1)
The related tax benefit (expense) was $15 million and $136 million for the three months ended June 30, 2011 and 2010, respectively, and ($3) million and $137 million for the six months ended June 30, 2011 and 2010, respectively.

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(unaudited)

(millions of U.S. dollars)	Notes	June 30, 2011	December 31, 2010
ASSETS
Cash and cash equivalents		713	864
Trade and other receivables		1,653	1,809
Other financial assets	10	97	74
Prepaid expenses and other current assets		662	912
Current assets excluding assets held for sale		3,125	3,659
Assets held for sale	11	1,144	-
Current assets		4,269	3,659
Computer hardware and other property, net		1,464	1,567
Computer software, net		1,573	1,613
Other identifiable intangible assets, net		8,620	8,714
Goodwill		18,906	18,892
Other financial assets	10	524	460
Other non-current assets	12	567	558
Deferred tax		61	68
Total assets		35,984	35,531

LIABILITIES AND EQUITY
Liabilities
Current indebtedness	10	634	645
Payables, accruals and provisions	13	2,502	2,924
Deferred revenue		1,223	1,300
Other financial liabilities	10	117	142
Current liabilities excluding liabilities associated with assets held for sale		4,476	5,011
Liabilities associated with assets held for sale	11	219	-
Current liabilities		4,695	5,011
Long-term indebtedness	10	6,955	6,873
Provisions and other non-current liabilities	14	2,207	2,217
Other financial liabilities	10	24	71
Deferred tax		1,600	1,684
Total liabilities		15,481	15,856

Equity
Capital	15	10,407	10,284
Retained earnings		10,808	10,518
Accumulated other comprehensive loss		(1,062)	(1,480)
Total shareholders’ equity		20,153	19,322
Non-controlling interests		350	353
Total equity		20,503	19,675
Total liabilities and equity		35,984	35,531

Contingencies (note 18)

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOW
(unaudited)

		Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	Notes	2011	2010	2011	2010
Cash provided by (used in):
OPERATING ACTIVITIES
Net earnings		572	297	829	431
Adjustments for:
Depreciation		110	105	217	243
Amortization of computer software		162	133	326	274
Amortization of other identifiable intangible assets		150	132	294	261
Net gains on disposals of businesses		(386)	(5)	(386)	(6)
Deferred tax		(142)	(28)	(174)	(66)
Other	16	133	87	164	230
Changes in working capital and other items	1,16	280	168	(191)	(168)
Operating cash flows from continuing operations		879	889	1,079	1,199
Operating cash flows from discontinued operations		-	-	-	(6)
Net cash provided by operating activities	1	879	889	1,079	1,193
INVESTING ACTIVITIES
Acquisitions, less cash acquired	17	(672)	(415)	(726)	(478)
Proceeds from other disposals		495	4	510	18
Capital expenditures, less proceeds from disposals	1	(247)	(249)	(541)	(558)
Other investing activities		2	4	37	3
Investing cash flows from continuing operations		(422)	(656)	(720)	(1,015)
Investing cash flows from discontinued operations		18	-	39	-
Net cash used in investing activities	1	(404)	(656)	(681)	(1,015)
FINANCING ACTIVITIES
Proceeds from debt	10	-	147	-	638
Repayments of debt	10	(48)	(442)	(53)	(913)
Net repayments under short-term loan facilities		(63)	(14)	(20)	(14)
Dividends paid on preference shares		(1)	-	(2)	(1)
Dividends paid on common shares	15	(248)	(232)	(465)	(463)
Other financing activities		(14)	-	(14)	(6)
Net cash used in financing activities		(374)	(541)	(554)	(759)
Translation adjustments on cash and cash equivalents		1	(12)	5	(22)
Increase (decrease) in cash and cash equivalents		102	(320)	(151)	(603)
Cash and cash equivalents at beginning of period		611	828	864	1,111
Cash and cash equivalents at end of period		713	508	713	508

Supplemental cash flow information is provided in note 16.

Interest paid		(60)	(55)	(193)	(204)
Interest received		2	3	3	4
Income taxes paid		(155)	(33)	(157)	(98)

Amounts paid and received for interest and taxes are reflected as operating cash flows. Interest paid is net of debt related hedges.

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(unaudited)
(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized (loss) gain on cash flow hedges	Foreign currency translation adjustments	Total accumulated other comprehensive (loss) income (“AOCI”)	Non-controlling interests	Total
Balance, December 31, 2010	10,077	207	10,284	10,518	(43)	(1,437)	(1,480)	353	19,675
Comprehensive income (loss) (1)	-	-	-	810	8	410	418	16	1,244
Distributions to non-controlling interest	-	-	-	-	-	-	-	(19)	(19)
Dividends declared on preference shares	-	-	-	(2)	-	-	-	-	(2)
Dividends declared on common shares	-	-	-	(518)	-	-	-	-	(518)
Shares issued under Dividend Reinvestment Plan (“DRIP”)	53	-	53	-	-	-	-	-	53
Stock compensation plans	69	1	70	-	-	-	-	-	70
Balance, June 30, 2011	10,199	208	10,407	10,808	(35)	(1,027)	(1,062)	350	20,503

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized loss on cash flow hedges	Foreign currency translation adjustments	AOCI	Non-controlling interests	Total
Balance, December 31, 2009	9,957	220	10,177	10,561	(33)	(1,438)	(1,471)	68	19,335
Comprehensive income (loss) (1)	-	-	-	144	(48)	(630)	(678)	14	(520)
Distributions to non- controlling interest	-	-	-	-	-	-	-	(17)	(17)
Dividends declared on preference shares	-	-	-	(1)	-	-	-	-	(1)
Dividends declared on common shares	-	-	-	(483)	-	-	-	-	(483)
Shares issued under DRIP	20	-	20	-	-	-	-	-	20
Stock compensation plans	47	32	79	-	-	-	-	-	79
Balance, June 30, 2010	10,024	252	10,276	10,221	(81)	(2,068)	(2,149)	65	18,413

(1)	Retained earnings for the six months ended June 30, 2011 includes net actuarial losses of $3 million, net of tax, (2010 - $273 million).

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
Notes to Consolidated Financial Statements (unaudited)
(unless otherwise stated, all amounts are in millions of U.S. dollars)

Note 1: Business description and basis of preparation

General business description
Thomson Reuters Corporation (the “Company” or “Thomson Reuters”) is an Ontario, Canada corporation with common shares listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and Series II preference shares listed on the TSX. The Company provides intelligent information to businesses and professionals. Its offerings combine industry expertise with innovative technology to deliver critical information to decision makers.

Basis of preparation
The unaudited consolidated interim financial statements (“interim financial statements”) were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2010, except as described in note 2. The interim financial statements are in compliance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB"), have been omitted or condensed. The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements have been set out in note 2 of the Company’s consolidated financial statements for the year ended December 31, 2010. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2010, which are included in the Company’s 2010 annual report.

The accompanying interim financial statements include all adjustments, composed of normal recurring adjustments, considered necessary by management to fairly state the Company’s results of operations, financial position and cash flows. The operating results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year.

References to “$” are to U.S. dollars and references to “C$” are to Canadian dollars.

Revision of prior period amounts
Certain prior period amounts have been revised in the consolidated statement of cash flow. Specifically, capital expenditures now include only cash payments, whereas previously they also included accruals relating to capital expenditures. The revision had no impact on prior periods’ increase or decrease in cash and cash equivalents, financial position or results of operations. A summary of the revised amounts for previously reported periods is as follows:

	Three months ended March 31, 2011			Three months ended March 31, 2010
	As reported	Revision	As revised	As reported	Revision	As revised
Net cash provided by operating activities	124	76	200	209	95	304
Net cash used in investing activities	(201)	(76)	(277)	(264)	(95)	(359)

	Three months ended June 30, 2010			Six months ended June 30, 2010
	As reported	Revision	As revised	As reported	Revision	As revised
Net cash provided by operating activities	888	1	889	1,097	96	1,193
Net cash used in investing activities	(655)	(1)	(656)	(919)	(96)	(1,015)

	Three months ended September 30, 2010			Nine months ended September 30, 2010
	As reported	Revision	As revised	As reported	Revision	As revised
Net cash provided by operating activities	475	1	476	1,572	97	1,669
Net cash used in investing activities	(347)	(1)	(348)	(1,266)	(97)	(1,363)

	Year ended December 31, 2010			Year ended December 31, 2009
	As reported	Revision	As revised	As reported	Revision	As revised
Net cash provided by operating activities	2,655	17	2,672	2,666	11	2,677
Net cash used in investing activities	(1,675)	(17)	(1,692)	(1,365)	(11)	(1,376)

The Company assessed the materiality of this change and concluded that the revision was not material to the current period nor to any prior annual or interim period.

Note 2: Changes in accounting policies

Pronouncements effective January 1, 2011
Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or International Financial Reporting Interpretations Committee (“IFRIC”) that are applicable for accounting periods beginning January 1, 2011. The standards impacted that are applicable to the Company are as follows:

•	IFRS 3 - Business Combinations;

•	IFRS 7 - Financial Instruments: Disclosures;

•	IAS 1 - Presentation of Financial Statements;

•	IAS 24 - Related Party Disclosures;

•	IAS 27 - Consolidated and Separate Financial Statements; and

•	IAS 34 - Interim Financial Reporting.

These changes did not have a material impact on the Company’s interim financial statements for the six months ended June 30, 2011.

Pronouncements effective January 1, 2012 or later
Certain pronouncements were issued by the IASB or IFRIC that will be effective for accounting periods beginning on or after January 1, 2012. Many of these updates are not applicable or consequential to the Company and have been excluded from the table below. The following pronouncements, applicable for accounting periods beginning January 1, 2013, are being assessed to determine their impact on the Company’s results and financial position.

IFRS 9	IFRS 9 - Financial Instruments (Classification and Measurement)
IFRS 9 replaces the guidance on ‘classification and measurement’ of financial instruments in IAS 39 - Financial Instruments - Recognition and Measurement. The new standard requires a consistent approach to the classification of financial assets and replaces the numerous categories of financial assets in IAS 39 with two categories, measured at either amortized cost or at fair value.

IFRS 10	IFRS 10 - Consolidated Financial Statements
IFRS 10 replaces the guidance on ‘consolidation’ in IAS 27 - Consolidated and Separate Financial Statements and Standing Interpretations Committee (“SIC”) 12 - Consolidation - Special Purpose Entities. The new standard contains a single consolidation model that identifies control as the basis for consolidation for all types of entities, including special purpose entities. The new standard also sets out requirements for situations when control is difficult to assess, including circumstances in which voting rights are not the dominant factor in determining control.

IFRS 11	IFRS 11 - Joint Arrangements
IFRS 11 replaces the guidance on ‘Joint ventures’ in IAS 31 - Interests in Joint Ventures and SIC 13 - Jointly Controlled Entities - Non-Monetary Contributions by Venturers. The new standard introduces a principles-based approach to accounting for joint arrangements that requires a party to a joint arrangement to recognize its rights and obligations arising from the arrangement. The new standard requires that joint ventures be accounted for under the equity method thus eliminating the option to proportionally consolidate such ventures.

IFRS 12	IFRS 12 - Disclosure of Interests in Other Entities
IFRS 12 sets out the required disclosures for entities applying IFRS 10, 11 and IAS 28 (as amended in 2011). The new standard combines, enhances and replaces the disclosure requirements for subsidiaries, associates, joint arrangements, and unconsolidated structured entities.

IFRS 13	IFRS 13 - Fair Value Measurement
IFRS 13 defines 'fair value' and sets out in a single standard a framework for measuring fair value and requires disclosures about fair value measurements. The new standard reduces complexity and improves consistency by clarifying the definition of fair value and requiring its application to all fair value measurements.

IAS 1	IAS 1 - Presentation of Financial Statements
IAS 1 was amended to require entities to group items presented in ‘other comprehensive income’ in two categories. Items will be grouped together based on whether those items will or will not be classified to profit or loss in the future.

IAS 19	IAS 19 - Employee Benefits
IAS 19 has been amended to make fundamental improvements to recognition, presentation and disclosures for defined benefit plans.

•      ‘Net interest income (expense)’ on the net pension asset (obligation) replaces expected return on assets and interest on the obligation; retains flexibility to present in operating profit or finance costs;

•      Actuarial gains and losses (remeasurements) to be recognized immediately in other comprehensive income, eliminating ‘corridor’ deferral option;

•      Simpler treatment of plan changes: past service costs to be recognized immediately whether vested or not; no difference in treatment from curtailments and settlements;

•      Clarification on treatment of plan expenses; and

•      Additional disclosures regarding amounts recognized as well as the characteristics and risks of benefit plans.

IAS 27	IAS 27 - Separate Financial Statements	IAS 27 has been amended for the issuance of IFRS 10, but retains the current guidance for separate financial statements.
IAS 28	IAS 28 - Investments in Associates and Joint Ventures
IAS 28 has been amended for conforming changes based on issuance of IFRS 10 and IFRS 11; requires that where a joint arrangement is determined to be a joint venture under IFRS 11, it should be accounted for using the equity method guidance provided in this standard.

Note 3: Segment information

The Company is organized in two divisions: Professional and Markets. In the second quarter of 2011, the Company announced that it intends to sell its healthcare business and realigned the structure of its Professional division. As a result, the following changes were made to the Company’s segment reporting, reflecting how the businesses are currently managed:

•
A new Intellectual Property & Science segment was formed, including the intellectual property business, formerly reported within the Legal segment, and the science business, formerly reported within the Healthcare & Science segment;

•	The Paisley business was moved from the Tax & Accounting segment to the Legal segment; and

•
An “Other businesses” category was created to aggregate businesses that have been or are expected to be exited through sale or shut–down that did not qualify for discontinued operations classification. This category includes the healthcare business formerly reported within the Healthcare & Science segment as well as other previously announced disposals.

The Professional division is now comprised of three reportable segments: Legal, Tax & Accounting and Intellectual Property & Science. The Markets division, also a reportable segment, consists of financial and media businesses. Other businesses do not qualify as a component of another reportable segment, nor as a separate reportable segment. Segment information for the three and six months ended June 30, 2010 was restated to reflect these changes.

The Company’s four reportable segments are strategic business groups that offer products and services to target markets, as described below. The accounting policies applied by the segments are the same as those applied by the Company.

Legal

The Legal segment is a provider of critical information, decision support tools, software and services to legal, compliance, business and government professionals around the world. The Legal segment offers a broad range of products and services that utilize the Company’s electronic databases of legal, regulatory, news and business information. These products and services provide software-based workflow solutions; marketing, finance and operations technology; and legal process outsourcing services.

Tax & Accounting

The Tax & Accounting segment is a global provider of technology and information solutions, as well as integrated tax compliance and accounting software and services, to accounting, tax and corporate finance professionals in accounting firms, corporations, law firms and government.

Intellectual Property & Science

The Intellectual Property & Science segment is a provider of content, technology and services to governments, academia, corporations and law firms that enable the discovery, development and delivery of innovations across the world.

Markets

The Markets division serves financial services and corporate professionals globally, with Reuters Media serving a broader professional and consumer media market. The Markets division delivers critical information, supporting technology and infrastructure to a diverse set of customers. These solutions are designed to help the Company’s customers generate superior returns, increase access to liquidity and create efficient, reliable infrastructures in increasingly global, electronic and multi-asset class markets.

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Revenues
Legal	843	761	1,631	1,470
Tax & Accounting	252	226	508	470
Intellectual Property & Science	211	197	412	389
Professional	1,306	1,184	2,551	2,329
Markets	1,894	1,762	3,759	3,554
Reportable segments	3,200	2,946	6,310	5,883
Eliminations	(5)	(4)	(7)	(6)
Revenues from ongoing businesses	3,195	2,942	6,303	5,877
Other businesses (1)	252	274	474	479
Consolidated revenues	3,447	3,216	6,777	6,356

Operating profit
Segment operating profit
Legal	236	220	422	402
Tax & Accounting	50	35	93	72
Intellectual Property & Science	57	56	109	106
Professional	343	311	624	580
Markets	388	312	718	630
Total segment operating profit	731	623	1,342	1,210
Corporate expenses (2)	(62)	(50)	(137)	(107)
Underlying operating profit	669	573	1,205	1,103
Other businesses (1)	62	82	101	107
Integration programs expenses (2) (see note 5)	(42)	(90)	(112)	(187)
Fair value adjustments (2) (see note 5)	8	36	10	27
Amortization of other identifiable intangible assets	(150)	(132)	(294)	(261)
Other operating gains (losses), net	286	(34)	319	(33)
Consolidated operating profit	833	435	1,229	756

(1)
Other businesses are businesses that have been or are expected to be exited through sale or shut-down that did not qualify for discontinued operations classification. The more significant businesses in this category include: BARBRI (legal education provider, sold in the second quarter 2011); Enterprise Risk (risk management solutions provider to financial institutions); and Healthcare (data, analytics and performance benchmarking solutions provider). See notes 6 and 11.

(2)
Corporate expense includes corporate functions and certain share-based compensation costs. The Company previously reported a “Corporate & Other” category, which also included integration programs expenses and fair value adjustments. These items are now reported separately.

In accordance with IFRS 8, Operating Segments, the Company discloses information about its reportable segments based upon the measures used by management in assessing the performance of those reportable segments. By definition, results from Other businesses are excluded from reportable segments as they do not qualify as a component of the Company’s four reportable segments, nor as a separate reportable segment. The Company uses segment operating profit to measure the operating performance of its reportable segments. The costs of centralized support services such as technology, accounting, procurement, legal, human resources and strategy are allocated to each segment based on usage or other applicable measures. Segment operating profit is defined as operating profit before (i) amortization of other identifiable intangible assets; (ii) other operating gains and losses; (iii) certain asset impairment charges; and (iv) corporate-related items (including corporate expense, integration programs expenses and fair value adjustments). Management uses this measure because amortization of other identifiable intangible assets, other operating gains and losses, certain asset impairment charges and corporate-related items are not considered to be controllable operating activities for purposes of assessing the current performance of the reportable segments. While in accordance with IFRS, the Company’s definition of segment operating profit may not be comparable to that of other companies.

Management also uses revenues from ongoing businesses and underlying operating profit to measure its consolidated performance. Revenues from ongoing businesses are revenues from reportable segments less eliminations. Underlying operating profit is comprised of operating profit from reportable segments and corporate expenses. Other businesses are excluded from both measures as they are not fundamental to the Company’s strategy. Revenues from ongoing businesses and underlying operating profit do not have standardized meaning under IFRS, and therefore may not be comparable to similar measures of other companies.

Note 4: Seasonality

The Company’s consolidated revenues and operating profits do not tend to be significantly impacted by seasonality as it records a large portion of its revenues ratably over a contract term and its costs, excluding integration programs expenses, are generally incurred evenly throughout the year. However, non-recurring revenues can cause changes in the Company’s performance from quarter to consecutive quarter. Additionally, the release of certain print-based offerings can be seasonal as can certain product releases for the regulatory markets, which tend to be concentrated at the end of the year.

Note 5: Operating expenses

The components of operating expenses include the following:

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Salaries, commission and allowances	1,236	1,178	2,542	2,345
Share-based payments	28	34	62	60
Post-employment benefits	67	55	134	114
Total staff costs	1,331	1,267	2,738	2,519
Goods and services (1)	604	644	1,215	1,275
Data	260	239	509	483
Telecommunications	160	153	320	312
Real estate	131	110	258	227
Fair value adjustments (2)	(8)	(36)	(10)	(27)
Total operating expenses	2,478	2,377	5,030	4,789

(1)	Goods and services include professional fees, consulting services, contractors, technology-related expenses, selling and marketing, and other general and administrative costs.

(2)	Fair value adjustments primarily represent mark-to-market impacts on embedded derivatives and certain share-based awards.

In 2008, the Company announced an integration program directed at integrating Reuters Group PLC (“Reuters”), which the Company acquired in April 2008, with the Thomson Financial business and capturing cost synergies across the new organization, including shared services and corporate functions. The Company also incurred expenses for legacy savings programs pursued prior to the acquisition. Because these are corporate initiatives, incremental expenses directed at capturing cost savings are held centrally and not allocated to the reportable segments. The various initiatives are expected to be completed in 2011. The Company will incur restructuring costs, including severance and losses on lease terminations and other cancellations of contracts, until the various initiatives are completed.

Costs incurred for integration programs were as follows:

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Integration programs expenses	42	90	112	187

The costs incurred primarily related to severance, consulting expenses and technology initiatives. Severance costs were included within the “Salaries, commissions and allowances” component of “Operating expenses”. Consulting and technology-related expenses were included within the “Goods and services” component of “Operating expenses”.

Note 6: Other operating gains (losses), net

Other operating gains, net, were $286 million and $319 million for the three and six months ended June 30, 2011, respectively. Both periods included approximately:

•	$400 million of gains from the sales of the BARBRI legal education business and Scandinavian legal, tax and accounting business;

•	$44 million of losses and asset impairment charges related to other businesses that have been or are expected to be sold;

•	$28 million gain from the revaluation of contingent consideration associated with a prior acquisition; and

•	$22 million in acquisition-related costs.

Additionally, losses of $69 million and $34 million were recorded in the three and six months ended June 30, 2011, respectively, in connection with the termination of an information technology (“IT”) outsourcing agreement. Earlier this year, the Company reached agreement with a vendor to terminate an IT outsourcing agreement, which had been signed by Reuters prior to the acquisition of that business. The Company and the vendor mutually terminated the agreement as the vendor was unable to provide certain services. The Company is in the process of transitioning these technology support services into existing in-house operations. For the full year, the Company expects to record total charges of approximately $100 million relating to this termination. The net charges represent payments that were made to the vendor in prior periods for which the Company will receive no future value, net of amounts that are payable by the Company and the vendor in connection with the termination and subsequent transition. The majority of the net charges will be non-cash and must be amortized over the transition period of the contract.

Other operating losses for the three and six months ended June 30, 2010 were principally comprised of a settlement in connection with a vendor dispute.

Note 7: Finance costs, net

The components of finance costs, net, include interest (expense) income and other finance (costs) income as follows:

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Interest expense:
Debt	(109)	(107)	(216)	(216)
Derivative financial instruments - hedging activities	11	13	21	27
Other	(4)	(8)	(14)	(11)
Fair value gains (losses) on financial instruments:
Debt	2	11	7	20
Cash flow hedges, transfer from equity	21	(81)	76	(24)
Fair value hedges	4	(107)	15	(133)
Net foreign exchange (losses) gains on debt	(27)	177	(98)	137
	(102)	(102)	(209)	(200)
Interest income	4	7	10	12
Net interest expense	(98)	(95)	(199)	(188)

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Net gains due to changes in foreign currency exchange rates	24	13	46	8
Net (losses) gains on derivative instruments	(15)	24	(30)	28
Loss from redemption of debt securities	-	-	-	(62)
Other	-	2	-	2
Other finance income (costs)	9	39	16	(24)

Net gains due to changes in foreign currency exchange rates
Net gains due to changes in foreign currency exchange rates were principally comprised of amounts related to certain intercompany funding arrangements.

Net (losses) gains on derivative instruments
Net (losses) gains on derivative instruments were principally comprised of amounts relating to freestanding derivative instruments.

Loss from redemption of debt securities
The loss incurred in the six months ended June 30, 2010 primarily represented premiums paid in connection with the early redemption of debt securities. See note 10 for additional information.

Note 8: Taxation

Tax expense for the three and six months ended June 30, 2011 and 2010 reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. However, because the geographical mix of pre-tax profits and losses in interim periods may not be reflective of full year results, this distorts the Company’s interim period effective tax rate.

The three and six months ended June 30, 2011 include a $46 million tax benefit as a result of recognizing tax losses that arose in a prior year from the sale of an investment to the Company’s principal and controlling shareholder, The Woodbridge Company Limited (“Woodbridge”). Because Woodbridge sold its interest in that investment to a third party in April 2011, the tax losses became available to the Company for use for tax purposes.

Note 9: Earnings per share

Basic earnings per share was calculated by dividing earnings attributable to common shares less dividends declared on preference shares by the sum of the weighted-average number of shares outstanding during the period plus vested deferred share units (“DSUs”) and vested equity-based performance restricted share units (“PRSUs”). DSUs represent common shares certain employees have elected to receive in the future in lieu of cash compensation.

Diluted earnings per share were calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and other securities. The denominator is: (1) increased by the total number of additional common shares that would have been issued by the Company assuming exercise of all stock options with exercise prices below the average market price for the period; and (2) decreased by the number of shares that the Company could have repurchased if it had used the assumed proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the period. Other securities are comprised of unvested time-based restricted share units.

Earnings used in determining consolidated earnings per share and earnings per share from continuing operations are consolidated net earnings reduced by: (1) earnings attributable to non-controlling interests; and (2) dividends declared on preference shares as presented below:

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Net earnings	572	297	829	431
Less: Earnings attributable to non-controlling interests	(9)	(7)	(16)	(14)
Dividends declared on preference shares	(1)	-	(2)	(1)
Earnings used in consolidated earnings per share	562	290	811	416
Less: Losses (earnings) from discontinued operations, net of tax	-	6	(2)	6
Earnings used in earnings per share from continuing operations	562	296	809	422

Earnings used in determining earnings per share from discontinued operations are the earnings from discontinued operations as reported within the income statement.

The weighted-average number of shares outstanding, as well as a reconciliation of the weighted-average number of shares outstanding used in the basic earnings per share computation to the weighted-average number of shares outstanding used in the diluted earnings per share computation, is presented below:

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Weighted average number of shares outstanding	835,970,808	831,148,735	835,026,682	830,672,197
Vested DSUs and PRSUs	1,125,909	813,675	1,102,701	757,061
Basic	837,096,717	831,962,410	836,129,383	831,429,258
Effect of stock options and other incentive plans	2,749,518	3,864,879	2,896,202	3,906,034
Diluted	839,846,235	835,827,289	839,025,585	835,335,292

Note 10: Financial instruments

Financial assets and liabilities

Financial assets and liabilities in the statement of financial position were as follows:

June 30, 2011	Cash, loans and receivables	Assets/ (liabilities) at fair value through earnings	Derivatives used for hedging	Available for sale	Other financial liabilities	Total
Cash and cash equivalents	713	-	-	-	-	713
Trade and other receivables	1,653	-	-	-	-	1,653
Other financial assets – current	47	10	40	-	-	97
Other financial assets – non-current	143	-	357	24	-	524
Current indebtedness	-	-	-	-	(634)	(634)
Trade payables (see note 13)	-	-	-	-	(366)	(366)
Accruals (see note 13)	-	-	-	-	(1,616)	(1,616)
Other financial liabilities – current	-	(111)	-	-	(6)	(117)
Long term indebtedness	-	-	-	-	(6,955)	(6,955)
Other financial liabilities – non current	-	-	-	-	(24)	(24)
Total	2,556	(101)	397	24	(9,601)	(6,725)

December 31, 2010	Cash, loans and receivables	Assets/ (liabilities) at fair value through earnings	Derivatives used for hedging	Available for sale	Other financial liabilities	Total
Cash and cash equivalents	864	-	-	-	-	864
Trade and other receivables	1,809	-	-	-	-	1,809
Other financial assets – current	25	20	29	-	-	74
Other financial assets – non-current	157	-	287	16	-	460
Current indebtedness	-	-	-	-	(645)	(645)
Trade payables (see note 13)	-	-	-	-	(519)	(519)
Accruals (see note 13)	-	-	-	-	(1,943)	(1,943)
Other financial liabilities – current	-	(118)	-	-	(24)	(142)
Long term indebtedness	-	-	-	-	(6,873)	(6,873)
Other financial liabilities – non current	-	-	(20)	-	(51)	(71)
Total	2,855	(98)	296	16	(10,055)	(6,986)

Debt-related activity

The following table outlines notes offered and repaid:

Date	Transaction	Principal Amount (in millions)
Notes offered
March 2010	5.85% notes due 2040	US$500
Notes repaid
March/April 2010	6.20% notes due 2012 (1)	US$700

(1)	These notes were redeemed prior to their scheduled maturity.

The Company funded the early redemption of notes in March/April 2010 with the net proceeds from notes offered in March 2010 and available cash resources.

The Company has a $2.5 billion unsecured revolving credit facility that currently expires in August 2012. The facility may be used to provide liquidity in connection with the Company’s commercial paper program and for general corporate purposes. There were no amounts drawn against this facility as of June 30, 2011.

Note 11: Businesses held for sale

The Company intends to sell certain businesses which are no longer fundamental to its strategy. The following summarizes the more significant of those businesses:

Business	Former Segment (1)	Description
Healthcare	Healthcare & Science	A provider of data, analytics and performance benchmarking solutions and services to companies, government agencies and healthcare professionals
Enterprise Risk	Markets	A provider of risk management solutions to financial institutions, including banks, broker-dealers and hedge funds

(1)	These businesses are reported within the “Other businesses” category. See note 3.

The assets and liabilities associated with all businesses classified as held for sale in the statement of financial position are as follows:

June 30, 2011
Trade and other receivables	148
Computer software, net	108
Other identifiable intangible assets, net	103
Goodwill	719
Other assets	66
Total assets held for sale	1,144

Payables, accruals and provisions	77
Deferred revenue	125
Other liabilities	17
Total liabilities associated with assets held for sale	219

The current and deferred tax consequences of the Healthcare divestiture could vary significantly depending on the ultimate structure of the transaction. Accordingly, existing deferred tax balances have not been reflected in the assets and liabilities held for sale.

These businesses do not qualify for discontinued operations classification.

Note 12: Other non-current assets

	June 30, 2011	December 31, 2010
Net defined benefit plan surpluses	37	48
Cash surrender value of life insurance policies	246	237
Investments in equity method investees	254	247
Other non-current assets	30	26
Total other non-current assets	567	558

Note 13: Payables, accruals and provisions

	June 30, 2011	December 31, 2010
Trade payables	366	519
Accruals	1,616	1,943
Provisions	202	203
Other current liabilities	318	259
Total payables, accruals and provisions	2,502	2,924

Note 14: Provisions and other non-current liabilities

	June 30, 2011	December 31, 2010
Net defined benefit plan obligations	1,040	1,026
Deferred compensation and employee incentives	217	239
Provisions	172	181
Unfavorable contract liability	180	208
Uncertain tax positions	512	459
Other non-current liabilities	86	104
Total provisions and other non-current liabilities	2,207	2,217

Note 15: Capital

Normal course issuer bid (“NCIB”)

The Company may buy back shares (and subsequently cancel them) from time to time as part of its capital management strategy. In May 2011, the Company renewed its NCIB share repurchase facility for an additional 12-month period. Under the NCIB, up to 15 million common shares (representing less than 2% of the total outstanding shares) may be repurchased in open market transactions on the TSX or the NYSE between May 13, 2011 and May 12, 2012.

Dividends

Dividends on common shares are declared in U.S. dollars. Details of dividends declared per share are as follows:

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Dividends declared per common share	$0.31	$0.29	$0.62	$0.58

In the statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in the Company’s DRIP. Details of dividend reinvestment are as follows:

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Dividend reinvestment	11	10	53	20

Note 16: Supplemental cash flow information

Details of “Other” in the statement of cash flow are as follows:

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Non-cash employee benefit charges	62	53	135	111
Losses from redemption of debt securities	-	-	-	62
Other	71	34	29	57
	133	87	164	230

Details of “Changes in working capital and other items” are as follows:

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Trade and other receivables	75	75	72	56
Prepaid expenses and other current assets	125	52	44	(21)
Other financial assets	3	1	7	14
Payables, accruals and provisions (See note 1)	83	165	(454)	(149)
Deferred revenue	(78)	(62)	34	70
Other financial liabilities	(1)	2	(7)	(5)
Income taxes	139	(5)	204	(14)
Other	(66)	(60)	(91)	(119)
	280	168	(191)	(168)

Note 17: Acquisitions

Acquisitions primarily comprise the purchase of businesses that are integrated into existing operations to broaden the Company’s range of offerings to customers as well as its presence in global markets.

Acquisition activity

The number of acquisitions completed, and the related cash consideration, during the three and six months ended June 30, 2011 and 2010 were as follows:

	Three months ended June 30,		Six months ended June 30,
Number of transactions	2011	2010	2011	2010
Businesses and identifiable intangible assets acquired	8	6	17	9
Investments in businesses	-	-	-	1
	8	6	17	10

	Three months ended June 30,		Six months ended June 30,
Cash consideration	2011	2010	2011	2010
Businesses and identifiable intangible assets acquired	671	412	724	461
Investments in businesses	1	3	2	17
	672	415	726	478

(1)
Cash consideration is net of cash acquired of $7 million and $11 million for the three months ended June 30, 2011 and 2010, respectively, and $9 million and $11 million for the six months ended June 30, 2011 and 2010, respectively.

Purchase price allocation

Each business combination has been accounted for using the acquisition method and the results of acquired businesses are included in the consolidated financial statements from the dates of acquisition. Purchase price allocations related to certain acquisitions may be subject to adjustment pending completion of final valuations.

The details of net assets acquired were as follows:

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Cash and cash equivalents	7	11	9	11
Trade and other receivables	33	19	39	23
Prepaid expenses and other current assets	40	25	43	26
Current assets	80	55	91	60
Computer hardware and other property, net	3	2	3	2
Computer software, net	63	24	66	33
Other identifiable intangible assets	240	131	276	159
Other non-current assets	-	-	1	-
Total assets	386	212	437	254
Current indebtedness	(50)	-	(50)	-
Payables, accruals and provisions	(29)	(19)	(44)	(22)
Deferred revenue	(39)	(27)	(43)	(29)
Current liabilities	(118)	(46)	(137)	(51)
Provisions and other non-current liabilities	(5)	(2)	(6)	(5)
Deferred tax	(63)	(44)	(65)	(44)
Total liabilities	(186)	(92)	(208)	(100)
Net assets acquired	200	120	229	154
Goodwill	478	303	504	318
Total	678	423	733	472

The excess of the purchase price over the net tangible and identifiable intangible assets acquired and assumed liabilities was recorded as goodwill and reflects synergies and the value of the acquired workforce. For acquisitions completed in 2011, the majority of acquired goodwill is not expected to be deductible for tax purposes.

Acquisition transactions were completed by acquiring all equity interests or certain net assets of the acquired business. The revenues and operating profit of acquired businesses since the date of acquisition were not material to the Company’s results of operations.

The following provides a brief description of major acquisitions completed during the six months ended June 30, 2011 and 2010:

Date	Company	Acquiring segment	Description
May 2011	Mastersaf	Tax & Accounting	A Brazilian provider of tax and accounting solutions
May 2011	World-Check	Legal	A provider of financial crime and corruption prevention information
June 2010	Complinet	Legal	A provider of global compliance information solutions for financial services institutions and their advisors
June 2010	Point Carbon	Markets	A provider of essential trading analytics, news and content for the energy and environmental markets
May 2010	Revista dos Tribunais	Legal	A Brazilian legal publisher

Note 18: Contingencies

Lawsuits and legal claims

In November 2009, the European Commission initiated an investigation relating to the use of the Company’s Reuters Instrument Codes (“RIC symbols”). RIC symbols help financial professionals retrieve news and information on financial instruments (such as prices and other data on stocks, bonds, currencies and commodities). The Company is fully cooperating with the investigation. The Company does not believe that it has engaged in any anti-competitive activity related to RIC symbols.

In addition to the matter described above, the Company is engaged in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company, including the matter described above, is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain. The Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. The IRS has challenged certain positions taken on the Company’s tax returns for the years 2006 and 2007. It is possible that at some future date, liabilities in excess of the Company’s provisions could result from audits by, or litigation with, the IRS or other relevant taxing authorities. Management believes that such additional liabilities would not have a material adverse impact on the Company’s financial condition taken as a whole.

Note 19: Related party transactions

As of June 30, 2011, Woodbridge beneficially owned approximately 55% of the Company’s shares.

Transactions with Woodbridge

From time to time, in the normal course of business, Woodbridge and certain of its affiliates purchase some of the Company’s product and service offerings. These transactions are negotiated at arm’s length on standard terms, including price, and are not significant to the Company’s results of operations or financial condition either individually or in the aggregate.

In the normal course of business, certain of the Company’s subsidiaries charge a Woodbridge owned company fees for various administrative services. The total amount charged to Woodbridge for these services was approximately $126,000 for the year ended December 31, 2010.

The Company purchases property and casualty insurance from third party insurers and retains the first $500,000 of each and every claim under the programs via the Company’s captive insurance subsidiary. Woodbridge is included in these programs and pays the Company a premium commensurate with its exposures. Premiums relating to the year ended December 31, 2010 were $67,000, which would approximate the premium charged by a third party insurer for such coverage.

The Company maintained an agreement with Woodbridge until April 17, 2008 (the closing date of the Reuters acquisition) under which Woodbridge agreed to indemnify up to $100 million of liabilities incurred either by the Company’s current and former directors and officers or by the Company in providing indemnification to these individuals on substantially the same terms and conditions as would apply under an arm’s length, commercial arrangement. The Company was required to pay Woodbridge an annual fee of $750,000, which was less than the premium that would have been paid for commercial insurance. In 2008, the Company replaced this agreement with a conventional insurance agreement. The Company is entitled to seek indemnification from Woodbridge for any claims arising from events prior to April 17, 2008, so long as the claims are made before April 17, 2014.

Transactions with affiliates and joint ventures

From time to time, the Company enters into transactions in connection with its investments in affiliates and joint ventures. These transactions typically involve providing or receiving services and are entered into in the normal course of business and on an arm’s length basis.

The Company and The Depository Trust & Clearing Corporation (“DTCC”) each have a 50% interest in Omgeo, a provider of trade management services. Omgeo pays the Company for use of a facility and technology and other services, which were valued at approximately $5 million for the six months ended June 30, 2011.

The Company and Shin Nippon Hoki Shuppan K.K. each own 50% of Westlaw Japan K.K., a provider of legal information and solutions to the Japanese legal market. The Company provides the joint venture with technology and other services, which were valued at approximately $800,000 for the six months ended June 30, 2011.

In connection with the 2008 acquisition of Reuters, the Company assumed a lease agreement with 3XSQ Associates, an entity now owned by the Company and Rudin Times Square Associates LLC that was formed to build and operate the 3 Times Square property and building in New York, New York that now serves as the Company’s corporate headquarters. The Company follows the equity method of accounting for its investment in 3XSQ Associates. The lease provides the Company with over 690,000 square feet of office space until 2021 and includes provisions to terminate portions early and various renewal options. The Company’s costs under this lease arrangement for rent, taxes and other expenses were approximately $18 million for the six months ended June 30, 2011.

Other transactions

In February 2010, the Company acquired Super Lawyers from an entity controlled by Vance Opperman, one of the Company’s directors, for approximately $15 million. The acquisition helped expand FindLaw’s product offerings. Mr. Opperman’s son was the CEO of the acquired business and agreed to stay on with the business through a transition period which concluded in the third quarter of 2010. The Company’s board of directors reviewed and approved the transaction. Mr. Opperman refrained from deliberating and voting on the matter.

In October 2010, the Company acquired Serengeti, a provider of electronic billing and matter management systems for corporate legal departments. As a result of a prior investment in a venture lending firm, Peter Thomson, one of the Company’s directors, may have the right to receive 10% of the purchase consideration paid by the Company. Mr. Thomson did not participate in negotiations related to the acquisition of Serengeti and refrained from deliberating and voting on the acquisition.

See note 30 of the Company’s consolidated financial statements for the year ended December 31, 2010 for additional information.

Note 20: Subsequent events

Acquisitions

In July 2011, the Company acquired Manatron, a provider of property tax automation and land registry software for governments and municipalities. At this time, an independent valuation, which is required to complete the accounting for the acquisition, is in process. Therefore, it is impractical to provide further disclosures in accordance with IFRS 3, Business Combinations. Once this is completed, the Company will allocate the fair value to the individual assets and liabilities acquired.

Repayment of debt maturities

In July 2011, the Company repaid its C$600 million principal amount of 5.25% notes upon their maturity for $593 million after giving effect to debt-related swap agreements. The repayment was funded with commercial paper and other available resources.

Markets division realignment

In July 2011, the Company announced a streamlining of the organizational structure of its Markets division, which will be organized into three units: Financial Professionals & Marketplaces, Enterprise Solutions and Media. In connection with these changes, Thomson Reuters chief executive officer, Tom Glocer, has assumed more direct responsibility of the Markets division.